Exhibit 99.4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stock broker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying proxy form to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

CONTINUING CONNECTED TRANSACTION

Independent financial adviser

to the Independent Board Committee and the Independent Shareholders

A letter from the Board is set out on pages 5 to 19 of this circular. A letter of recommendation from the Independent Board Committee to the Independent Shareholders is set out on pages IBC-1 to IBC-2 of this circular. A letter of advice from VBG Capital to the Independent Board Committee and the Independent Shareholders is set out on pages IFA-1 to IFA-20 of this circular.

A notice convening the EGM to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, on Friday, 30 December 2016 at 9:30 a.m. is set out on pages EGM-1 to EGM-2 of this circular.

Whether or not you propose to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof. If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, on or before Friday, 9 December 2016.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

14 November 2016

CONTENTS

Page

Definitions	1

Letter from the Board	5

Letter from the Independent Board Committee	IBC-1

Letter from VBG Capital	IFA-1

Appendix — General Information	A-1

Notice of EGM	EGM-1

— i —

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of directors of the Company

“Company”

Guangshen Railway Company Limited , a joint stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE, the American depositary shares (each representing 50 H Shares) of which are listed on The New York Stock Exchange, Inc. and the A Shares of which are listed on the Shanghai Stock Exchange

“Comprehensive Services Framework Agreement”

the conditional comprehensive services framework agreement entered into between the Company and the CRC dated 1 November 2016 in relation to the mutual provision of services between the CRC Group Companies and the Group Companies

“Continuing Connected Transactions”	the transactions contemplated under the Comprehensive Services Framework Agreement

“CRC”	China Railway Corporation* , a wholly state-owned enterprise incorporated under the PRC laws, which assumes the corporate function of the Former MOR

“CRC Group”

the CRC and all the companies, entities or departments owned or controlled by it (excluding the Group) upon completion of all necessary procedures to facilitate the transfer from the Former MOR to the CRC of its corporate functions and the underlying assets, liabilities and personnel of the Former MOR, as required under the applicable PRC laws; and “CRC Group Company” means any of them

“Directors”	the directors of the Company

DEFINITIONS

“EGM”

the extraordinary general meeting of the Company to be convened to approve, among other things, the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps

“Existing Comprehensive Services Framework Agreement”

the comprehensive services framework agreement entered into between the GRGC and the Company dated 18 October 2013 in relation to the mutual provision of services between the GRGC Group Companies and the Group Companies

“Existing Continuing Connected Transactions”	the continuing connected transactions contemplated under the Existing Comprehensive Services Framework Agreement

“Former MOR”	Ministry of Railways of the PRC, which was dissolved in 2013

“Former MOR Entities”	all companies, entities or departments owned or controlled by the Former MOR (excluding the Group)

“Former MOR-GSRC Transactions”	the existing transactions entered into between the Former MOR (and all the companies, entities or departments owned or controlled by it, excluding the Group) and the Group Companies

“GRGC”	Guangzhou Railway (Group) Company* , a company incorporated under the PRC laws and the largest shareholder of the Company

“GRGC Group”	the GRGC and all the companies, entities or departments owned or controlled by it (excluding the Group); and “GRGC Group Company” means any of them

“Group”	the Company and its subsidiaries, and “Group Company” means any of them

“H Share(s)”	overseas listed foreign shares of the Company with a par value of RMB1.00 issued in Hong Kong and listed on the HKSE, denominated in Hong Kong dollar

DEFINITIONS

“HKSE”	The Stock Exchange of Hong Kong Limited

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board established by the Board comprising all independent non-executive Directors

“Independent Shareholders”	Shareholders other than the GRGC and its associates

“Latest Practicable Date”	8 November 2016, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on HKSE

“NDRC”	the National Development and Reform Commission of the PRC

“Percentage Ratios”	the percentage ratios set out in Rule 14.07 of the Listing Rules

“PRC”	the People’s Republic of China and for the purpose of this circular excluding Hong Kong, The Macau Special Administrative Region of the PRC and Taiwan

“Proposed Annual Caps”	the proposed annual caps for the three financial years ending 31 December 2019 in respect of the Continuing Connected Transactions

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	shareholder(s) of the Company

“Share(s)”	shares of nominal value RMB1.00 each in the share capital of the Company

“SFO”	the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong)

“Supervisors”	the supervisors of the Company

DEFINITIONS

“VBG Capital”

VBG Capital Limited , a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities as defined under the SFO, being the independent financial adviser appointed for the purpose of advising the Independent Board Committee and the Independent Shareholders on the Comprehensive Services Framework Agreement, the transactions contemplated thereunder and the Proposed Annual Caps

“%”	per cent

*    The English names are for identification purposes only.

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

Board of Directors:	Registered Office:

Executive Directors:	No. 1052 Heping Road

Mr. Wu Yong	Shenzhen, Guangdong Province

Mr. Hu Lingling	The People’s Republic of China

Mr. Luo Qing	Postcode: 518010

Non-executive Directors:	Principal Place of Business in Hong Kong:

Mr. Sun Jing	No. 112, Floor M

Mr. Yu Zhiming	Hung Hom Station, Kowloon

Mr. Chen Jianping	Hong Kong

Independent Non-executive Directors:

Mr. Chen Song

Mr. Jia Jianmin

Mr. Wang Yunting

14 November 2016

To the Shareholders

Dear Sir and Madam,

CONTINUING CONNECTED TRANSACTION

INTRODUCTION

Reference is made to (a) the announcement of the Company dated 18 October 2013 and the circular of the Company dated 1 November 2013 in respect of the Existing Comprehensive Services Framework Agreement; and (b) the announcement of the Company dated 2 November 2016 in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with (a) further details of the Continuing Connected Transactions, the Comprehensive Services Framework Agreement and the Proposed Annual Caps; (b) a letter from VBG Capital containing its advice to the Independent Board Committee and the Independent Shareholders; (c) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; and (d) the notice of the EGM.

COMPREHENSIVE SERVICES FRAMEWORK AGREEMENT

On 1 November 2016, the Company and the CRC entered into the Comprehensive Services Framework Agreement to set out a framework for the mutual provision of services between the Group and the CRC Group. The principal terms of the Comprehensive Services Framework Agreement are set out below:

Date	:	1 November 2016

Parties	:	(a)	the CRC; and

		(b)	the Company.

Term	:	3 years starting from 1 January 2017, subject to the Independent Shareholders’ approval.

Scope of services	:	(a)	Mutual provision of railway transportation services between the Group and the CRC Group, which comprise:

			(i)	production co-ordination, safety management and dispatching services;

			(ii)	application and rental services of railway infrastructures and transportation equipment;

			(iii)	railway communications services;

			(iv)	railway network services (including but not limited to passenger services, water supply in trains, use of railway lines, traction and electricity supply for locomotives and ticket services);

			(v)	crew services; and

			(vi)	cleaning services of locomotives, trains and railway stations.

LETTER FROM THE BOARD

(b)	Mutual provision of railway related services between the Group and the CRC Group, which comprise:

	(i)	repair services of railway infrastructures and equipment;

	(ii)	repair services of locomotives and trains;

	(iii)	procurement and sales services of railway related materials;

	(iv)	security services;

	(v)	hygiene and epidemic prevention services;

	(vi)	property management and building maintenance services; and

	(vii)	project construction, management and supervision services.

(c)	The Group will provide special entrusted railway transportation services to the CRC Group, which include but not limited to:

	(i)	operation and management of passengers and freight transportation and related services; and

	(ii)	repair services of transportation facilities and equipment.

(d)	Mutual provision of miscellaneous services between the Group and the CRC Group that are necessary for the proper functioning of railway transportation and operation.

LETTER FROM THE BOARD

Pricing policies	:

The pricing standards for the mutual provision of services between the Group and the CRC Group shall be determined in the following priority to ensure that: (1) with respect to the services to be provided from the CRC Group to the Group, the terms are no less favourable to the Group than those available from independent third parties; and (2) with respect to the services to be provided from the Group to the CRC Group, the terms are no more favourable to the CRC Group than those available to independent third parties:

(a)

prices prescribed by the government such as the NDRC. Since the railway industry in China is heavily government owned, controlled and regulated, under certain circumstances, for example in the event of emergencies, natural disasters and other situations where the government considers appropriate, it will prescribe prices for railway-related transactions. Where such government-prescribed prices exist, they should be treated with the highest priority and be strictly observed;

(b)

if no prescribed prices are available, the prices will be determined in accordance with the pricing standards and rules of national railways within the guidance price range set by the government. For example, on 29 January 2015, the NDRC promulgated the Notice on Price Adjustment for Railway Freight Transportation and Further Improvement of Price Determination Mechanism , in which it sets out the base prices for railway freight transportation and allows railway transportation companies to set the actual prices at no more than 110% of the relevant base price. This pricing policy is commonly adopted in railway transportation services;

LETTER FROM THE BOARD

(c)

in the absence of (a) and (b) above, the prices shall be determined in accordance with the applicable industry price settlement rules. For example, on 23 March 2014, the CRC issued the Notice on Clarification of Financial Settlement Matters for Railway Transportation Companies for the Year of 2014 , in which it made various settlement rules that apply to railway companies within the national railway system, such as the name of clearance items and the new calculation methods for certain railway services items. This pricing policy is commonly adopted in railway transportation services;

(d)	for services that the pricing terms of which do not fall into (a) to (c) above,

	(1)	with respect to the services to be provided from the CRC Group to the Group, the Company would select the most competitive service provider(s) primarily through public procurement or open tender; and

(2)

with respect to the services to be provided from the Group to the CRC Group, the Company would compete with other service providers and would consider comparable market prices or pricing standards when submitting its offer.

This pricing policy is commonly adopted in railway related and miscellaneous services, especially those services that are not specific to railway industry, such as property management and building maintenance services;

LETTER FROM THE BOARD

(e)

where there is no third party service provider in the market or there are not enough third party service providers available in the market to carry out an open tender or other forms of competing mechanisms as mentioned in (d) above,

(1)

with respect to the services to be provided from the CRC Group to the Group, the Group will compare the prices offered to other parties and ensure that the price charged by CRC Group will be no less favourable to the Group than those available to independent third parties; and

(2)

with respect to the services to be provided from the Group to the CRC Group, the Group will compare the prices offered to other parties and ensure that the price charged by the Group will be no more favourable to the CRC Group than those available to independent third parties.

This pricing policy is commonly adopted in railway transportation services and railway related services that are specific to railway industry, such as railway communication services, and repair services of railway infrastructure and equipment;

(f)

if none of the above-mentioned pricing standards is available, the prices shall be determined on actual costs basis plus reasonable profits, which is determined with reference to various factors including the lending interest rate offered by commercial banks in the PRC, taxes and additional charges. This pricing policy is commonly used for special entrusted railway transportation services the Group provides to the CRC Group.

The Company will regularly supervise and monitor (i) the prices for the services to be provided by CRC Group are no less favourable to the Group than those provided by independent third parties in comparable transactions; and (ii) the transactions under the Comprehensive Services Framework Agreement are conducted in accordance with their respective terms on normal commercial terms and will not be prejudicial to the interests of the Company and its shareholders as a whole.

LETTER FROM THE BOARD

Historical Figures and the Proposed Annual Caps

The table below sets out the historical figures in respect of the mutual provision of services for the two years ended 31 December 2015 and the 6 months ended 30 June 2016 between the Group and the Former MOR Entities:

	Historical Figures
	(RMB million)

Expenditure	For the year ended 31 December 2014	For the year ended 31 December 2015	For the 6 months ended 30 June 2016

Amount paid to the Former MOR Entities by the Group for railway transportation services(i)	3,682.79	3,993.44	1,972.74

Amount paid to the Former MOR Entities by the Group for railway related and miscellaneous services(ii)	1,195.31	1,165.42	372.19

Total	4,878.10	5,158.86	2,344.93

Revenue

Amount paid to the Group by the Former MOR Entities for railway transportation services(i)	3,290.16	3,721.99	1,981.22

Amount paid to the Group by the Former MOR Entities for railway related and miscellaneous services(iii)	326.02	349.44	150.05

Amount paid to the Group by the Former MOR Entities for special entrusted railway transportation services(iv)	1,310.71	1,972.16	1,062.74

Total	4,926.89	6,043.59	3,194.01

Notes:

(i)

the service charges were primarily determined based on pricing standards set by Former MOR or industry price settlement rules set by CRC, or by negotiation between the contracting parties with reference to cost.

(ii)	the service charges were primarily determined by way of public procurement, or by negotiation between the contracting parties with reference to cost.

(iii)

the service charges were primarily determined by the Former MOR/the CRC (as the case may be) on its standard charges applied nationwide, or by negotiation between the contracting parties with reference to cost.

(iv)	the service charges were primarily determined by on actual costs basis plus reasonable profits, taxes and additional charges and were explicitly agreed between contracting parties.

LETTER FROM THE BOARD

The Proposed Annual Caps for the three years ending 31 December 2019 between the Group and the CRC Group shall be as follows:

	Proposed Annual Caps
	(RMB million)

Expenditure	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

Amount to be paid to the CRC Group by the Group for railway transportation services	4,974.63	5,476.78	6,050.97

Amount to be paid to the CRC Group by the Group for railway related and miscellaneous services	2,450.10	2,946.43	3,576.22

Total	7,424.73	8,423.21	9,627.19

Revenue

Amount to be paid to the Group by the CRC Group for railway transportation services	5,713.13	6,570.09	7,555.61

Amount to be paid to the Group by the CRC Group for railway related and miscellaneous services	743.67	790.84	843.37

Amount to be paid to the Group by the CRC Group for special entrusted railway transportation services	3,012.00	3,193.68	4,314.00

Total	9,468.80	10,554.61	12,712.98

LETTER FROM THE BOARD

In determining the Proposed Annual Caps, the Company took into consideration of the following general factors that apply to all expenditure and revenue items:

(a)

the Chinese railway industry will grow rapidly in the coming years in light of the launching of certain supportive government policies. There will be stable investments in the country’s railway industry from 2016 to 2020 in accordance with the Thirteenth Five-Year Plan on National Economics and Social Development of the PRC and in July 2016, the NDRC, Ministry of Transport and the CRC jointly issued the Medium to Long Term Plan for Railway Network Development (the “Plan”), which sets out the railway network development plan for the period of 2016 to 2025. According to the Plan, by the year 2020, a series of landmark railway projects will be completed and put into operation, extending the length of railways in China to 150,000 kilometers, representing a 24.0% increase from 121,000 kilometers at the end of 2015. Length of high speed rails will increase to 30,000 kilometers, representing a 57.9% increase from 19,000 kilometers at the end of 2015. During the same period, the Chinese government expects to invest more than RMB2.8 trillion in railway network development.

(b)

along with the continuous and steady growth in the economy of the PRC, the amount of passenger flow is also expected to maintain a growing trend. In 2015, passenger flow across the country reached 2.535 billion people, representing a 10% increase from the previous year. The Company expects that the Group’s revenue, passenger volume and railway network usage clearing service will increase accordingly.

(c)

along with the fast expansion of the railway network, more railway companies will be formed under CRC to hold, control and operate new railway lines and to provide ancillary services. As a result, the scope of connected persons of the Company is expected to be expanded on a continuing basis.

(d)

as the railway industry is developing into a rapid-growth stage, the demand for financial services of railway companies are growing. For example, in July 2015, the CRC incorporated China Railway Finance Co., Ltd. and the China Railway Captive Insurance Co., Ltd. to provide railway financing and insurance services. The Company may enter into financial services transactions with these two companies in the near future.

(e)	an inflation rate of approximately 3% to 5% per year is applied given the increase in costs, including wages, repair and maintenance expenses and procurement of supplies.

LETTER FROM THE BOARD

Specifically, the Company also took into account the following factors in determining the relevant annual caps for the years from 2017 to 2019:

(a)

With respect to the proposed annual caps for the amount to be paid to the CRC Group by the Group for railway transportation services, upon completion of the recent acquisition of certain railway operating assets from Guangdong Sanmao Railway Limited Company* and Guangmeishan Railway Limited Company* , it is expected the proposed annual cap for the amount to be paid to the CRC Group for railway transportation services for the year 2017 will increase by more than RMB800 million, representing approximately 17% of the 2017 proposed annual cap.

(b)

With respect to the proposed annual caps for the amount to be paid to the Group by the CRC Group for special entrusted railway transportation services, the Chinese high speed rails has been developing rapidly in light of the supportive government policies and it is anticipated that more high speed railways will be constructed in the coming years, resulting in an increase in the volume of special entrusted railway transportation services to be provided by the Group. In particular:

(1)	the volume of the existing special entrusted railway transportation services provided by the Group will continue to grow in the coming years;

(2)	the Shenzhen North-Futian section of the Guangzhou-Shenzhen-Hong Kong Express Rail was completed on December 31, 2015; and

(3)

it is anticipated that there will be one new high speed railway to be completed in each of 2016 and 2017, and four new high speed railways to be completed around the year end of 2018 or in 2019, to which the Group is expected to provide special entrusted railway transportation services. It is estimated that by the end of 2019, the length of railways to which the Group provides special entrusted railway transportation services will increase by 24.6% comparing to that in 2015.

Accordingly, as of the Latest Practicable Date, the transaction value of special entrusted railway transportation services recorded for the year of 2016 has increased significantly and the estimated amount to be received by the Group for special entrusted railway transportation services in 2017, 2018 and 2019 are expected to increase significantly by approximately 52.7%, 61.9% and 118.7% comparing to the amount received in 2015.

LETTER FROM THE BOARD

(c)

With respect to the proposed annual caps for the amount to be paid to the CRC Group by the Group for railway related and miscellaneous services, the Company anticipates that the transaction volume of special entrusted railway transportation services provided by the Group to CRC Group will increase, as illustrated in paragraph (b) above. In order to provide such services, it is expected that the Group will need to incur more costs, including purchasing railway maintenance and repair services, railway materials and supplies from CRC Group Companies, which would result in the increase of the Company’s expenditure in railway related and miscellaneous services.

(d)

With respect to the proposed annual caps for the amount to be paid to the Group by the CRC Group for railway related and miscellaneous services, the labour costs and raw material costs are anticipated to increase and will lead to higher unit clearance price for certain services, and will consequently increase the Group’s revenue from providing railway related and miscellaneous services to other CRC Group Companies.

INFORMATION ON THE CRC AND THE COMPANY

(a)	the CRC

The CRC is a wholly state-owned company with registered capital of RMB1.036 trillion, which mainly carries out the railway transportation corporate function of the Former MOR, and is responsible for centralised dispatch and coordination of railway transportation, railway construction, railway production safety and related matters.

In accordance with the proposal in relation to the institutional reform and functional transformation of the State Council (the “Proposal”) and the Reply of the State Council to Issues concerning the Establishment of the CRC (the “Reply”), as part of the reform of the Former MOR (the “Reform”), the administrative function of the Former MOR is transferred to the Ministry of Transport and its subordinate body, the State Railway Administration, and its corporate function, together with the underlying assets, liabilities and personnel of the Former MOR, is transferred to the CRC.

(b)	the Company

The Company is principally engaged in railway passenger and freight transportation business on the Shenzhen-Guangzhou-Pingshi railway, the Hong Kong Through Trains business and certain long-distance passenger transportation services.

LETTER FROM THE BOARD

REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

It is not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operation of the Company for the following reasons:

(a)

The CRC is the only available provider in the PRC market for certain services that the Company requires in its operations. The services contemplated under the Comprehensive Services Framework Agreement will be mutually provided between the CRC Group and the Group at applicable prices specified by the government, guidance prices set by the government, prices specified under the applicable industry settlement rules, or comparable market prices, determined on a cost basis (plus reasonable profits, where applicable) or on arm’s length negotiation and, if applicable, will be on terms no less favorable than those available from independent third parties;

(b)

certain support or cooperation service arrangements are also required from the CRC and other CRC Group Companies, which administer and control the operation of the relevant railway lines in the PRC; and

(c)

the Existing Continuing Connected Transactions and the Former MOR-GSRC Transactions in respect of mutual provision of services between the CRC Group Companies (including the GRGC Group Companies) and the Group Companies were entered into in the ordinary and usual course of businesses of the Company and have been conducted by the CRC Group Companies and the Group Companies for many years.

LISTING RULES IMPLICATION

The GRGC is the largest Shareholder of the Company and owns an aggregate of 37.12% of the issued share capital of the Company. The CRC is the de facto controller of the GRGC. Pursuant to the Proposal and the Reply, the corporate function together with the underlying assets, liabilities and personnel of the Former MOR are transferred to the CRC. Upon the completion of all the necessary formalities and procedures in connection with the Reform, the CRC will be regarded as a connected person of the Company under the Listing Rules from 1 January 2017, and the transactions between the CRC Group Companies and the Group Companies under the Comprehensive Services Framework Agreement will constitute continuing connected transactions of the Company under the Listing Rules.

LETTER FROM THE BOARD

As one or more of the applicable Percentage Ratios in respect of the Continuing Connected Transactions exceed 5%, the Continuing Connected Transactions will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules, and be subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements pursuant to Chapter 14A of the Listing Rules.

The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules in the event that the aggregate service fees under the Comprehensive Services Framework Agreement shall exceed the Proposed Annual Caps or that there is any material amendment to the terms of the Comprehensive Services Framework Agreement.

Mr. Wu Yong, Mr. Sun Jing, Mr. Yu Zhiming and Mr. Chen Jianping were considered to have material interests in the transactions contemplated under the Comprehensive Services Framework Agreement by virtue of being employed by GRGC and had thus abstained from voting on the Board resolutions in respect of the foregoing transaction. Save as disclosed above, none of the Directors has material interest in the Continuing Connected Transactions.

EGM

A notice convening the EGM at which ordinary resolution will be proposed to the Independent Shareholders to consider and, if thought fit, to approve the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps and all matters relating thereto is set out on pages EGM-1 to EGM-2 of this circular. Whether or not you propose to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof. If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, before Friday, 9 December 2016.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

The voting in respect of the approval of the resolution will be conducted by way of poll. The GRGC, which held approximately 37.12% of the issued share capital of the Company as at the Latest Practicable Date, and its associates, will abstain from voting.

LETTER FROM THE BOARD

To the extent that the Company is aware and having made all reasonable enquiries, as at the Latest Practicable Date, there is no voting trust or other agreement, arrangement or understanding entered into by or binding upon any Shareholders and none of the Shareholders is subject to any obligation or entitlement, whereby such Shareholder has or might have temporarily or permanently passed control over the exercise of the voting right in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis.

An announcement will be made by the Company following the conclusion of the EGM to inform you of the results of the EGM.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

An Independent Board Committee, comprising Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting, has been established to advise the Independent Shareholders in relation to the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps. None of the members of the Independent Board Committee is interested or involved in the Continuing Connected Transaction. Your attention is drawn to the letter from the Independent Board Committee dated 14 November 2016 set out on page IBC-1 to IBC-2 of this circular.

VBG Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps. Your attention is drawn to the letter from VBG Capital to the Independent Board Committee and the Independent Shareholders dated 14 November 2016 on page IFA-1 to IFA-20 of this circular.

RECOMMENDATION

The Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

LETTER FROM THE BOARD

Having taken into account the advice of VBG Capital, the Directors (including the independent non-executive Directors) consider (a) that the transactions under the Comprehensive Services Framework Agreement are in the usual and ordinary course of business of the Group and are conducted on an arm’s length basis and on normal commercial terms and (b) that the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

ADDITIONAL INFORMATION

Your attention is also drawn to the general information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of
Guangshen Railway Company Limited
Wu Yong
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

14 November 2016

To the Independent Shareholders

Dear Sir and Madam,

CONTINUING CONNECTED TRANSACTION

We refer to the circular of the Company to the Shareholders dated 14 November 2016 (the “Circular”), of which this letter forms part. Unless the context requires otherwise, capitalized terms used in this letter will have the same meanings given to them in the section headed “Definitions” of the Circular.

As the Independent Board Committee, we have been appointed to advise you as to whether, in our opinion, the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

VBG Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

Having considered the Comprehensive Services Framework Agreement, the Continuing Connected Transactions, the Proposed Annual Caps, and the opinion and advice of VBG Capital in relation thereto, which are set out on pages IFA-1 to IFA-20 of the Circular, we are of the opinion that the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We therefore recommend you

— IBC-1 —

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

Yours faithfully,

For and on behalf

Independent Board Committee

Mr. Chen Song	Mr. Jia Jianmin	Mr. Wang Yunting

Independent non-executive	Independent non-executive	Independent non-executive

Director	Director	Director

— IBC-2 —

LETTER FROM VBG CAPITAL

Set out below is the text of a letter from VBG Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Comprehensive Services Framework Agreement for the purpose of inclusion in this circular.

18/F., Prosperity Tower 39 Queen’s Road Central Hong Kong 14 November 2016

To: The Independent Board Committee and the Independent Shareholders

       of Guangshen Railway Company Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Comprehensive Services Framework Agreement, the Continuing Connected Transactions (the “CCT”) and the Proposed Annual Caps, particulars of which are set out in the letter from the Board (the “Letter from the Board”) in this circular (the “Circular”). Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires. We recommend the Independent Board Committee to advise the Independent Shareholders to read the Circular carefully before they decide to vote for or against the Comprehensive Services Framework Agreement, the CCT, and the Proposed Annual Caps.

As set out in the Letter from the Board, on 1 November 2016, the Company and CRC entered into the Comprehensive Services Framework Agreement to set out a framework for the mutual provision of services between the Group and the CRC Group.

GRGC is the largest Shareholder of the Company and owns an aggregate of 37.12% of the issued share capital of the Company as of 30 June 2016. CRC is the de facto controller of GRGC. Pursuant to the Proposal and the Reply, the corporate function together with the underlying assets, liabilities and personnel of the Former MOR are transferred to CRC. Upon the completion of all the necessary formalities and procedures in connection with the Reform, CRC will be regarded as a connected person of the Company under the Listing

— IFA-1 —

LETTER FROM VBG CAPITAL

Rules from 1 January 2017, and the transactions between the CRC Group Companies and the Group Companies under the Comprehensive Services Framework Agreement will constitute continuing connected transactions of the Company under the Listing Rules. As one or more of the applicable Percentage Ratios in respect of the transactions between the CRC Group Companies and the Group Companies under the Comprehensive Services Framework Agreement exceed 5%, the transactions will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules, and be subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A of the Listing Rules.

Accordingly, an EGM will be convened to seek Independent Shareholders’ approval of the Comprehensive Services Framework Agreement, the CCT and the Proposed Annual Caps by way of poll where GRGC and its associates will abstain from voting.

The Independent Board Committee, comprising three independent non-executive Directors, namely Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting, has been established to advise the Independent Shareholders in relation to the Comprehensive Services Framework Agreement, the CCT and the Proposed Annual Caps. We, VBG Capital Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders on the terms of the Comprehensive Services Framework Agreement (including the Proposed Annual Caps) and the transactions contemplated thereunder. Our opinion only applies to the terms of the Comprehensive Services Framework Agreement (including the Proposed Annual Caps) and the transactions contemplated thereunder.

BASIS OF OUR OPINION

In formulating our opinion with regard to the Comprehensive Services Framework Agreement and the CCT, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Group (including but not limited to those contained or referred to in the announcement of the Company dated 2 November 2016 and this Circular). We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Group were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of the EGM. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of the Company in this Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in this Circular, or the reasonableness of the opinions expressed by the Company, its management and/or advisers, which have been provided to us.

— IFA-2 —

LETTER FROM VBG CAPITAL

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in this Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this Circular or this Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of this Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs or future prospects of the Group, the CRC Group, the GRGC Group or their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Comprehensive Services Framework Agreement and the CCT. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Where information in this letter of advice has been extracted from published or otherwise publicly available sources, we have ensured that such information has been correctly and fairly extracted, reproduced or presented from the relevant sources while we are not obligated to conduct any independent in-depth investigation into the accuracy and completeness of such information.

In addition, Shareholders should note that as the Proposed Annual Caps are relating to future events and estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2019, and they do not represent forecasts of revenues or costs to be recorded from the Comprehensive Services Framework Agreement. Consequently, we express no opinion as to how closely the actual revenue, cost to be incurred under the Comprehensive Services Framework Agreement will correspond with the Proposed Annual Caps.

— IFA-3 —

LETTER FROM VBG CAPITAL

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our advice and recommendation in respect of the Comprehensive Services Framework Agreement, the CCT and the Proposed Annual Caps, we have taken into account the principal factors and reasons set out below:

1.	Background of and reasons for the CCT

(i)	Background of the CCT

The Company

The Company is principally engaged in railway passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi railway, the Hong Kong Through Trains business and certain long-distance passenger transportation services.

CRC

CRC is a wholly state-owned company with registered capital of RMB1.036 trillion, it mainly carries out the railway transportation corporate function of the Former MOR, and is responsible for unified dispatch and coordination of railway transportation, railway construction and railway production safety and related matters.

In accordance with the proposal in relation to the institutional reform and functional transformation of the State Council (the “Proposal”) and the Reply of the State Council to Issues concerning the Establishment of CRC   (the “Reply”), as part of the reform of the Former MOR (the “Reform”), the administrative function of the Former MOR is transferred to the Ministry of Transport and its subordinate body, the State Railway Administration, and its corporate function, together with the underlying assets, liabilities and personnel of the Former MOR, is transferred to CRC.

The Comprehensive Services Framework Agreement

On 1 November 2016, the Company and CRC entered into the Comprehensive Services Framework Agreement to set out a framework for the mutual provision of services between the Group and the CRC Group as the Existing Continuing Connected Transactions approved by the then Independent

— IFA-4 —

LETTER FROM VBG CAPITAL

Shareholders will expire on 31 December 2016. Subject to the Independent Shareholders’ approval, the duration of the Comprehensive Services Framework Agreement will be three years starting from 1 January 2017.

The scope of services under the Comprehensive Services Framework Agreement includes:

(a)	Mutual provision of railway transportation services between the Group and the CRC Group, which comprise:

(i)	production co-ordination, safety management and dispatching services;

(ii)	application and rental services of railway infrastructure and transportation equipment;

(iii)	railway communications services;

(iv)	railway network services (including but not limited to passenger services, water supply in trains, use of railway lines, traction and electricity supply for locomotives and ticket services);

(v)	crew services; and

(vi)	cleaning services of locomotives, trains and railway stations.

(b)	Mutual provision of railway related services between the Group and the CRC Group, which comprise:

(i)	repair services for railway infrastructures and equipment;

(ii)	repair services of locomotives and trains;

(iii)	procurement and sales services of railway related materials;

(iv)	security services;

(v)	hygiene and epidemic prevention services;

(vi)	property management and building maintenance services; and

(vii)	project construction, management and supervision services.

— IFA-5 —

LETTER FROM VBG CAPITAL

(c)	The Group will provide special entrusted railway transportation services to the CRC Group, which include but not limited to:

(i)	operation and management of passengers and freight transportation and related services; and

(ii)	repair services of transportation facilities and equipment.

(d)	Mutual provision of miscellaneous services between the Group and the CRC Group that are necessary for the proper functioning of railway transportation and operation.

(ii)	Reasons for Entering into the CCT

As stated in the Letter from the Board, it is not only beneficial but also necessary for the Company to enter into the CCT in order to facilitate the operation of the Company for the following reasons:

(a)

CRC is the only available provider in the PRC market for certain services that the Company requires in its operations. The services contemplated under the Comprehensive Services Framework Agreement will be mutually provided between the CRC Group and the Group at applicable prices specified by the government, guidance prices set by the government, prices specified under the applicable industry settlement rules, or comparable market prices, determined on a cost basis (plus reasonable profits, where applicable), or on arm’s length negotiation and, if applicable, will be on terms no less favorable than those available from independent third parties;

(b)	certain support or cooperation service arrangements are also required from CRC and other CRC Group Companies, which administer and control the operation of relevant railway lines in the PRC; and

(c)

the Existing Continuing Connected Transactions and the Former MOR-GSRC Transactions in respect of mutual provision of services between the CRC Group Companies (including the GRGC Group Companies) and the Group Companies were entered into in the ordinary and usual course of businesses of the Company and have been conducted by the CRC Group Companies and the Group Companies for over 10 years.

— IFA-6 —

LETTER FROM VBG CAPITAL

In view of (i) the well-established and good cooperative relationship between the Group and the CRC Group (including the GRGC Group Companies), in particular the fact that the Group Companies and the CRC Group Companies (including the GRGC Group Companies) have been mutually providing services for many years; (ii) the CRC Group’s good understanding of the service requirements of the Group; (iii) the CCT are indispensable to the Group’s principal business; (iv) the absence of alternative provider in the market for certain services; and (v) provision of services by the CRC Group are based on terms no less favorable than those provided by independent third parties, we concur with the Directors’ view that it is in the interest of the Company to enter into the CCT in order to facilitate the operations of the Company.

2.	Pricing policies of the CCT

As stated in the Letter from the Board, the pricing standards for the mutual provision of services between the Group and the CRC Group shall be determined in the following priority to ensure that: (1) with respect to the services to be provided from the CRC Group to the Group, the terms are no less favourable to the Group than those available from independent third parties; and (2) with respect to the services to be provided from the Group to the CRC Group, the terms are no more favourable to the CRC Group than those available to independent third parties:

(a)

prices prescribed by the government such as the NDRC. Since the railway industry in China is heavily government owned, controlled and regulated, under certain circumstances, for example in the event of emergencies, natural disasters and other situations where the government considers appropriate, it will prescribe prices or railway-related transactions. Where such government-prescribed prices exists, they should be treated with the highest priority and be strictly observed;

(b)

if no prescribed prices are available, the prices will be determined in accordance with the pricing standards and rules of national railways within the guidance price range set by the government. For example, on 29 January 2015, the NDRC promulgated the Notice on Price Adjustment for Railway Freight Transportation and Further Improvement of Price Determination Mechanism , in which it sets out the base prices for railway freight transportation and allows railway transportation companies to set the actual prices at no more than 110% of the relevant base price. This pricing policy is commonly adopted in railway transportation services;

— IFA-7 —

LETTER FROM VBG CAPITAL

(c)

in the absence of (a) and (b) above, the prices shall be determined in accordance with the applicable industry price settlement rules. For example, on 23 March 2014, the CRC issued the Notice on Clarification of Financial Settlement Matters for Railway Transportation Companies for the Year of 2014 , in which it made various settlement rules that apply to railway companies within the national railway system, such as the name of clearance items and the new calculation methods for certain railway services items. This pricing policy is commonly adopted in railway transportation services;

(d)	for services that the pricing terms of which do not fall into (a) to (c) above,

(1)	with respect to the services to be provided from the CRC Group to the Group, the Company would select the most competitive service provider(s) primarily through public procurement or open tender; and

(2)

with respect to the services to be provided from the Group to the CRC Group, the Company would compete with other service providers and would consider comparable market prices or pricing standards when submitting its offer;

This pricing policy is commonly adopted in railway related and miscellaneous services, especially those services that are not specific to railway industry, such as property management and building maintenance services;

(e)

where there is no third party service provider in the market or there are not enough third party service providers available in the market to carry out a open tender or other forms of competing mechanisms as mentioned in (d) above,

(1)

with respect to the services to be provided from the CRC Group to the Group, the Group will compare the prices offered to other parties and ensure that the price charged by CRC Group will be no less favourable to the Group than those available from independent third parties; and

(2)

with respect to the services to be provided from the Group to the CRC Group, the Group will compare the prices offered to other parties and ensure that the price charged by the Group will be no more favourable to the CRC Group than those available to independent third parties;

— IFA-8 —

LETTER FROM VBG CAPITAL

This pricing policy is commonly adopted in railway transportation services and railway related services that are specific to railway industry, such as railway communication services, and repair services of railway infrastructure and equipment;

(f)

if none of the above-mentioned pricing standards is available, the prices shall be determined on actual costs basis plus reasonable profits which is determined with reference to various factors including the lending interest rate offered by commercial banks in the PRC, taxes and additional charges. This pricing policy is commonly used for special entrusted railway transportation services the Group provides to the CRC Group in relation to the operation of high speed rails.

The Company will regularly supervise and monitor (i) the prices for the services to be provided by CRC Group are no less favourable to the Group than those provided by independent third parties in comparable transactions; and (ii) the transactions under the Comprehensive Services Framework Agreement are conducted in accordance with their respective terms on normal commercial terms and will not be prejudicial to the interests of the Company and its shareholders as a whole.

Having considered (i) the pricing mechanisms in respect of the each type of CCT (including the special entrusted railway transportation services which will be provided by the Group to the CRC Group); (ii) the terms including the pricing basis and the payment terms of the CCT under the Existing Comprehensive Services Framework Agreement, which have been in place since 2013 and shall remain substantially unchanged under the Comprehensive Services Framework Agreement, entered into between the Company and CRC; (iii) the pricing basis for the services to be mutually provided by the Group Companies and the CRC Group Companies, and the settlement method or pricing standard of which are based on applicable industry settlement rules or market price after arm’s length negotiation, provided that the price will be fixed on normal commercial terms or on terms no less favorable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions; and (iv) our review of the relevant supporting documents provided by the Company, including the settlement methods and pricing standards issued by the government and CRC, which sets pricing standards for the railway industry in PRC, as well as samples of tender documents, agreements and payment proof between the GRGC Group Companies and the Group Companies for services provided pursuant to the Existing Comprehensive Services Framework Agreement and that we were not aware of any significant differences in the pricing standard between the transactions the Company undertook with connected parties and those the Company undertook with independent third parties, we are of the view that the pricing bases of the CCT are fair and reasonable.

— IFA-9 —

LETTER FROM VBG CAPITAL

As such, we concur with the Directors’ view that (a) that the transactions under the Comprehensive Services Framework Agreement are entered into in the usual and ordinary course of business of the Group and are conducted on an arm’s length basis and on normal commercial terms and (b) that the Comprehensive Services Framework Agreement and the CCT contemplated thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

3.	Historical Figures and the Proposed Annual Caps

The table below sets out the historical figures of continuing connected transaction for the two years ended 31 December 2015 and the 6 months ended 30 June 2016, as well as the estimated figures for the year ending 31 December 2016 between the Group and GRGC under the Existing Comprehensive Services Framework Agreement:

	Historical Figures			Estimated Figures
		(RMB million)		(RMB million)
	For the year ended 31 December 2014	For the year ended 31 December 2015	For the 6 months ended 30 June 2016	For the year ending 31 December 2016

Expenditure

Amount paid to the GRGC Group by the Group for transportation services	2,124.05	2,350.95	1,109.51	2,542.80

Amount paid to the GRGC Group by the Group for railway related services	1,157.46	1,115.47	367.80	1,629.97

Total:	3,281.51	3,466.42	1,477.31	4,172.77

— IFA-10 —

LETTER FROM VBG CAPITAL

	Historical Figures			Estimated Figures
		(RMB million)		(RMB million)
	For the year ended 31 December 2014	For the year ended 31 December 2015	For the 6 months ended 30 June 2016	For the year ending 31 December 2016

Revenue

Amount paid to the Group by the GRGC Group for transportation services	1,938.11	2,482.98	1,633.97	3,386.93

Amount paid to the Group by the GRGC Group for railway related services	22.58	25.94	7.18	30.00

Total:	1,960.69	2,508.92	1,641.15	3,416.93

— IFA-11 —

LETTER FROM VBG CAPITAL

The table below sets out the historical figures in respect of the mutual provision of services for the two years ended 31 December 2015 and the 6 months ended 30 June 2016, as well as the estimated figures for the year ending 31 December 2016 between the Group and the Former MOR Entities:

	Historical Figures			Estimated Figures
		(RMB million)		(RMB million)
	For the year ended 31 December 2014	For the year ended 31 December 2015	For the 6 months ended 30 June 2016	For the year ending 31 December 2016

Expenditure

Amount paid to the Former MOR Entities by the Group for railway transportation services(i)	3,682.79	3,993.44	1,972.74	4,502.94

Amount paid to the Former MOR Entities by the Group for railway related and miscellaneous services(ii)	1,195.31	1,165.42	372.19	1,712.68

Total:	4,878.10	5,158.86	2,344.93	6,215.62

Revenue

Amount paid to the Group by the Former MOR Entities for railway transportation services(i)	3,290.16	3,721.99	1,981.22	4,307.93

Amount paid to the Group by the Former MOR Entities for railway related and miscellaneous services(iii)	326.02	349.44	150.05	386.78

Amount paid to the Group by the Former MOR Entities for special entrusted railway transportation services(iv)	1,310.71	1,972.16	1,062.74	2,768.00

Total:	4,926.89	6,043.59	3,194.01	7,462.71

— IFA-12 —

LETTER FROM VBG CAPITAL

Notes:

(i)

the service charges were primarily determined based on pricing standards set by Former MOR or industry price settlement rules set by CRC, or by negotiation between the contracting parties with reference to cost.

(ii)	the service charges were primarily determined by way of public procurement, or by negotiation between the contracting parties with reference to cost.

(iii)

the service charges were primarily determined by the Former MOR/the CRC (as the case may be) on its standard charges applied nationwide, or by negotiation between the contracting parties with reference to cost.

(iv)	the service charges were primarily determined by on actual costs basis plus reasonable profits, taxes and additional charges and were explicitly agreed between contracting parties.

The Proposed Annual Caps for the three years ending 31 December 2019 between the Group and the CRC Group shall be as follows:

	Proposed Annual Caps
		(RMB million)
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

Expenditure

Amount to be paid to the CRC Group by the Group for railway transportation services	4,974.63	5,476.78	6,050.97

Amount to be paid to the CRC Group by the Group for railway related services and miscellaneous services	2,450.10	2,946.43	3,576.22

Total:	7,424.73	8,423.21	9,627.19

Revenue

Amount to be paid to the Group by the CRC Group for railway transportation services	5,713.13	6,570.09	7,555.61

Amount to be paid to the Group by the CRC Group for railway related and miscellaneous services	743.67	790.84	843.37

Amount to be paid to the Group by the CRC Group for special entrusted railway transportation services	3,012.00	3,193.68	4,314.00

Total:	9,468.80	10,554.61	12,712.98

— IFA-13 —

LETTER FROM VBG CAPITAL

Bases for determining the Proposed Annual Caps

We have discussed with the management of the Company and understand that the Proposed Annual Caps for the CCT have been determined with reference to the following factors:

(a)

the Chinese railway industry will grow rapidly in the coming years in light of the launching of certain supportive government policies. There will be stable investments in the country’s railway industry from 2016 to 2020 in accordance with the Thirteenth Five-Year Plan on National Economics and Social Development of the PRC and in July 2016, the NDRC, Ministry of Transport and the CRC jointly issued the Medium to Long Term Plan for Railway Network Development (the “Plan”), which sets out the railway network development plan for the period of 2016 to 2025. According to the Plan, by the year 2020, a series of landmark railway projects will be completed and put into operation, extending the length of railways in China to 150,000 kilometres, representing an approximately 24.0% increase from 121,000 kilometres at the end of 2015. Length of high speed rails will increase to 30,000 kilometres, representing an approximately 57.9% increase from 19,000 kilometres at the end of 2015. During the same period, the Chinese government expects to invest more than RMB2.8 trillion in railway network development;

(b)

along with the continuous and steady growth in the economy of the PRC, the amount of passenger flow is also expected to maintain a growing trend. In 2015, passenger flow across PRC reached 2.5 billion people, representing an approximately 10% increase from the previous year. The Company expects that the Group’s revenue, passenger volume and railway network usage clearing service will increase accordingly;

(c)

along with the fast expansion of the railway network, it is expected that more railway companies will be formed under CRC to hold, control and operate new railway lines and to provide ancillary services. As a result, the scope of connected persons of the Company is expected to be expanded on a continuing basis;

(d)

as the railway industry is developing into a rapid-growth stage, the demand for financial services of railway companies are growing. For example, in July 2015, the CRC incorporated China Railway Finance Co., Ltd. and the China Railway Captive Insurance Co., Ltd.

— IFA-14 —

LETTER FROM VBG CAPITAL

to provide railway financing and insurance services. The Company may enter into financial services transactions with these two companies in the near future; and

(e)	an inflation rate of approximately 3% to 5% per year is applied given the increase in costs, including wages, repair and maintenance expenses and procurement of supplies.

Specifically, the Company also took into account the following factors in determining the relevant annual caps for the years from 2017 to 2019:

(a)

With respect to the proposed annual caps for the amount to be paid to the CRC Group by the Group for railway transportation services, upon completion of the recent acquisition of certain railway operating assets from Guangdong Sanmao Railway Limited Company* and Guangmeishan Railway Limited Company* , it is expected the proposed annual cap for the amount to be paid to the CRC Group for railway transportation services for the year 2017 will increase by more than RMB800 million, representing approximately 17% of the 2017 proposed annual cap.

(b)

With respect to the proposed annual caps for the amount to be paid to the Group by the CRC Group for special entrusted railway transportation services, the Chinese high speed rails has been developing rapidly in light of the supportive government policies and it is anticipated that more high speed railways will be constructed in the coming years, resulting in an increase in the volume of special entrusted railway transportation services to be provided by the Group. In particular:

(1)	the volume of the existing special entrusted railway transportation services provided by the Group will continue to grow in the coming years;

(2)	the volume of railway maintenance and repair projects in relation to the Wuhan-Guangzhou High Speed Rail has been increasing since it has been in operation for six years;

(3)	the Shenzhen North-Futian section of the Guangzhou-Shenzhen-Hong Kong Express Rail was completed on December 31, 2015; and

— IFA-15 —

LETTER FROM VBG CAPITAL

(4)

it is anticipated that there will be one new high speed railway to be completed in each of the year 2016 and the year 2017, and four new high speed railways to be completed around the year end of 2018 or in 2019, to which the Group is expected to provide special entrusted railway transportation services. It is estimated that by the end of 2019, the length of railways to which the Group provides special entrusted railway transportation services will increase by approximately 24.6% comparing to that in 2015.

Accordingly, as of the Latest Practicable Date, the transaction value of special entrusted railway transportation services recorded for the year of 2016 has increased significantly and the estimated amount to be received by the Group for special entrusted railway transportation services for each of the years ending 31 December 2017, 2018 and 2019 are expected to increase significantly by approximately 52.7%, 61.9% and 118.7% comparing to the amount received in 2015.

(c)

With respect to the proposed annual caps for the amount to be paid to the CRC Group by the Group for railway related and miscellaneous services, the Company anticipates that the transaction volume of special entrusted railway transportation services provided by the Group to CRC Group will increase, as illustrated in paragraph (b) above. In order to provide such services, it is expected that the Group will need to incur more costs, including purchasing railway maintenance and repair services, railway materials and supplies from CRC Group Companies, which would result in the increase of the Company’s expenditure in railway related and miscellaneous services.

(d)

With respect to the proposed annual caps for the amount to be paid to the Group by the CRC Group for railway related and miscellaneous services, the labour costs and raw material costs are anticipated to increase and will lead to higher unit clearance price for certain services, and will consequently increase the Group’s revenue from providing railway related and miscellaneous services to other CRC Group Companies.

— IFA-16 —

LETTER FROM VBG CAPITAL

In assessing the reasonableness of the Proposed Annual Caps, we have considered the following factors:

(a)	Expected increase in transaction amounts

Under the Comprehensive Services Framework Agreement which was entered into between the Company and CRC, the CCT transaction amount is expected to increase compared to that under the Existing Comprehensive Services Framework Agreement between the Company and GRGC because the number of connected parties under the Comprehensive Services Framework Agreement is significantly higher than that in the Existing Comprehensive Services Framework Agreement. According to the list of connected parties provided by the Company, as at 30 June 2016, there are around 149 companies in GRGC Group while there are around 229 transportation related companies and around 1,789 non-transportation related companies in CRC Group.

Special entrusted railway transportation services provided by the Group to the CRC Group was conducted under transportation services in the Existing Comprehensive Services Framework Agreement, while it is categorized as a new type of service under Comprehensive Services Framework Agreement since the Company anticipates significant increase in its transaction amount. According to the information provided by the Company, construction of six new railways, with a total length of 709 kilometers passing through Guangdong, is expected to be completed and the railways will commence operation during 2016 to 2019. These newly operational railways, if through which the Company provides special entrusted railway transportation services, are expected to generate revenue and contribute to the CCT amount.

(b)	Industry prospect

According to the Company’s annual report for the year ended 31 December 2015 (the “2015 Annual Report”), as current railway development in China falls short of satisfying the demand for the nation’s economic and social development, leading to unfulfilled demand for railway passenger and freight transportation. The State Council promulgated the Medium and Long-term Plan for Adjustment of Railway Network and the 12th Five-Year Development Plan for Integrated Transportation System in 2008 and 2012, respectively, which gave rise to a new peak in the construction of railways, especially high-speed railways and inter-city railways, in China. Accordingly, it is anticipated that in the following years, the railway transportation industry will usher in a

— IFA-17 —

LETTER FROM VBG CAPITAL

new period of development opportunities. The Group is expected to experience remarkable increase in capacity for railway passenger and freight transportation and enhancement of market competitive position as the PRC sustains continued stable growth, the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways complete construction and commence operation, as well as the marketization reform of the railway industry proceeds. The Company intends to explore potential markets in passenger and freight transportation as well as develop and extend railway operation services.

We have also noted that the State Council of the PRC, as stated at their meeting on 29 June 2016 and in the thirteenth five-year plan, plans to boost the economy by investing no less than RMB2.8 trillion on the country’s railway industry during the thirteenth five-year period. As the PRC government places great importance on the PRC’s railway system, the industry is expected to continue its expansion in the coming years.

(c)	Growth rate of gross domestic product (“GDP”) of Guangdong Province

With reference to the website of National Bureau of Statistics of PRC (http:// www.stats.gov.cn/), the annual growth rate of national GDP was approximately 7.3% and 6.9% during 2014 and 2015 respectively. According to statistics published by the Statistics Bureau of Guangdong Province, the average annual growth rate of GDP of Guangdong Province was approximately 7.8% and 8% during 2014 and 2015 respectively, and the growth rate for the first half of 2016 was approximately 7.4%. Though these numbers do not show the rapid growth experienced in previous years, they nevertheless reflect the continuous and steady growth in the economy of Guangdong Province, which in turn will lead to an expected growth in the Group’s business accompanied by a corresponding increase in the services to be required by the Group from the CRC Group as well as services to be provided to the CRC Group.

We have reviewed internal projections prepared by the Company and discussed with the Directors the bases for determining the Proposed Annual Caps for each type of transactions contemplated under the Comprehensive Services Framework Agreement which include: (a) the historical transaction amounts in respect of the Existing Continuing Connected Transactions and the Existing MOR-GSRC Transactions; (b) the estimated future demand for train services to be provided by the Group after taking into consideration the future business growth and development of the Group; (c) extension of services as a result of possible acquisitions by the CRC Group or the Group that will lead to an

— IFA-18 —

LETTER FROM VBG CAPITAL

increase in the volume and amount of continuing connected transactions of the Company; (d) expected expansion in the railway network of the PRC; and (e) the estimated transaction amount under the Existing Continuing Connected Transactions for the year ending 31 December 2016; (f) railway industry prospects; and (g) an estimated annual growth in service fees, with reference to the GDP of Guangdong Province we concur with the Directors’ view that the basis of determination of the Proposed Annual Caps are fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

With regards to Rule 14A.53(2), given (a) the significant increase in the number of connected parties from 149 to 2,018 as at 30 June, 2016 moving from the Existing Comprehensive Services Framework Agreement to the Comprehensive Services Framework Agreement; (b) six additional railways with a total length of 709 kilometres passing through Guangdong that are expected to become operational between the year 2017 and the year 2019. In particular, 624 kilometres of railway will become operational in late 2018 or 2019, leading to the significant increase in expected revenue from special entrusted railway transportation services to be paid to the Group by the CRC Group and (c) additional types of connected transactions contemplated in the Comprehensive Services Framework Agreement compared to the Existing Comprehensive Services Framework Agreement as CRC or the Company expand their scope of business, we are of the view that previous transactions on their own may not act as a good reference for shareholders to determine the fairness and reasonableness of the Proposed Annual Caps.

Conditions

Pursuant to Chapter 14A of the Listing Rule, the Company will seek the approval by the Independent Shareholders for the CCT (including the Proposed Annual Caps) for the three years ending 31 December 2019 subject to the following conditions:

1.	The CCT will be entered into:

a.	in the ordinary and usual course of the business of the Group;

b.	on normal commercial terms or better; and

c.	according to Comprehensive Services Framework Agreement on terms that are fair and reasonable and in the interests of the Shareholders of the Company as a whole;

— IFA-19 —

LETTER FROM VBG CAPITAL

2.

the aggregate amount of the services to be made between the Group and CRC Group under the Comprehensive Services Framework Agreement for each of the three years ending 31 December 2019 shall not exceed the Proposed Annual Caps; and

3.	the Company will comply with all other relevant requirements under the Listing Rules.

Taking into account of the conditions attached to the CCT, in particular (i) the restriction by way of setting the annual caps; (ii) the compliance with all requirements under Rule 14A.55 of the Listing Rules (which include the annual review and confirmation by the independent non-executive Directors of the Company on the actual execution of the CCT pursuant to Rule 14A.55 of the Listing Rules); and (iii) the compliance with all requirements under Rule 14A.56 of the Listing Rules (which includes the confirmation by the Company’s auditors that the CCT have received the approval of the Board, are in accordance with the pricing policies of the Group Companies and terms of the Comprehensive Services Framework Agreement), and have not exceeded the Proposed Annual Caps, we consider that the Company has taken appropriate measures to govern the Company in carrying out the CCT, thereby safeguarding the interests of the Shareholders thereunder. In particular, we note that the CCT are, by virtue of the requirements of Rule 14A.55 of the Listing Rules, conditional upon being carried by the Company in the ordinary and usual course of its business, on normal commercial terms, fair and reasonable and in the interests of the Shareholders as a whole.

RECOMMENDATION

Having considered the above factors, we consider that the CCT are on normal commercial terms, in the ordinary and usual course of business and in the interest of the Company and the Shareholders as a whole and the CCT as well as the basis of determination of the Proposed Annual Caps are fair and reasonable so far as the Company and the Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favor of the resolution to approve the Comprehensive Services Framework Agreement, the CCT, and the Proposed Annual Caps.

Yours faithfully,

For and on behalf of
VBG Capital Limited

Anthony Ng
Managing Director

— IFA-20 —

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

(a)	Interests and short positions of the Directors, Supervisors and chief executive in the securities of the Company and its associated corporations

At the Latest Practicable Date, none of the Directors, the Supervisors or the chief executive of the Company or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Listing Rules.

The Company has not granted to any of the Directors, Supervisors or the chief executive of the Company or their spouses or children under the age of 18 any right to subscribe for any Shares or debentures of the Company.

(b)	Interests and short positions of Shareholders discloseable pursuant to the SFO

So far as is known to the Directors of the Company, as at the Latest Practicable Date, Shareholders (other than the Directors, Supervisors or the chief executive of the Company) who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed

APPENDIX	GENERAL INFORMATION

to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which was recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Name of Shareholders	Class of Shares	Number of Shares held	Capacity	Type of interest	Percentage of class of shares	Percentage of total share capital
					(%)	(%)

GRGC	Domestic Shares	2,629,451,300 (L)	Beneficial owner	Corporate	46.52 (L)	37.12 (L)
BlackRock, Inc.	H Shares	243,391,623 (L) 1,719,150 (S)	Interest of corporation controlled by the substantial shareholder	Corporate	17.00 (L) 0.12 (S)	3.44 (L) 0.02 (S)
BlackRock Global Funds	H Shares	186,555,000 (L)	Beneficial owner	Corporate	13.03 (L)	2.63 (L)
FIL Limited	H Shares	172,784,000 (L)	Investment manager	Corporate	12.07 (L)	2.44 (L)

The letter “L” denotes a long position.

The letter “S” denotes a short position.

Save as disclosed in this circular, as of the Latest Practicable Date, so far as is known to the Directors of the Company, no other person had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provision of Division 2 and 3 of Part XV of the SFO, or, who was, directly or indirectly, interested in 10% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any option in respect of such capital.

(c)	Miscellaneous

None of the Directors, the Supervisors and the chief executive of the Company had any direct or indirect interest in any assets which had been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group since 31 December, 2015, being the date to which the latest published audited financial statements of the Company were made up.

APPENDIX	GENERAL INFORMATION

None of the Directors, the Supervisors or the chief executive of the Company is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group and to which the Company was a party.

3.	COMPETING BUSINESS INTERESTS OF DIRECTORS

As of the Latest Practicable Date, none of the Directors, the Supervisors or the chief executive of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group.

4.	SERVICE CONTRACTS

As of the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5.	QUALIFICATION

The following is the qualification of the expert who has given an opinion or advice on the information contained in this circular:

Name	Qualifications

VBG Capital	a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities as defined under the SFO.

6.	EXPERT AND CONSENT

As of the Latest Practicable Date, VBG Capital:

(a)

did not have any shareholding, direct or indirect, in any member of the Group or any rights (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group;

(b)

did not have any interest, either directly or indirectly, in any assets which had been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2015, being the date to which the latest published audited financial statements of the Group were made up; and

APPENDIX	GENERAL INFORMATION

(c)	has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which they appear.

7.	MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2015, being the date to which the latest published audited financial statements of the Group were made up.

8.	MISCELLANEOUS

(a)	All references to times in this circular refer to Hong Kong times.

(b)	The English text of this circular shall prevail over the Chinese text, in case of any inconsistency.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the offices of Cleary Gottlieb Steen & Hamilton (Hong Kong) at 37th Floor, Hysan Place, 500 Hennessy Road, Causeway Bay, Hong Kong from 14 November 2016 to 28 November 2016 (both days inclusive):

(a)	the Existing Comprehensive Services Framework Agreement;

(b)	the Comprehensive Services Framework Agreement;

(c)	the letter from VBG Capital to the Independent Board Committee and the Independent Shareholders dated 14 November 2016; and

(d)	the consent letter issued by VBG Capital.

NOTICE OF EGM

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting or any adjournment thereof (the “EGM”) of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Friday, 30 December 2016 in the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the Peoples’ Republic of China (the “PRC”) to consider and, if though fit, approve the following ordinary resolution of the Company:

ORDINARY RESOLUTION

“THAT

(a)

the Comprehensive Services Framework Agreement dated 1 November 2016 entered into between the Company and China Railway Corporation (the “Comprehensive Services Framework Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending 31 December 2019, be and are hereby approved; and

(b)

any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Comprehensive Services Framework Agreement.”

Notes:

(1)

Holders of the H shares of the Company are advised that the register of members of the Company’s H shares will be closed from Wednesday, 30 November 2016 to Friday, 30 December 2016 (both days inclusive), during which period no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the EGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 29 November 2016. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Tuesday, 29 November 2016, or their proxies, are entitled to attend the EGM by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the EGM.

— EGM-1 —

NOTICE OF EGM

(2)	Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)

The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered office of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

(5)

Shareholders who intend to attend the EGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, 9 December 2016.

(6)	The EGM is expected to last for half a day. Shareholders and proxies attending the EGM shall be responsible for their own travel, accommodation and other related expenses.

* The English names are for identification purposes only

Registered office of the Company:

No.1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25587920 or 86-755-25588146

Facsimile: 86-755-25591480

By Order of the Board

Guangshen Railway Company Limited

Guo Xiangdong

Company Secretary

Shenzhen, the PRC

14 November 2016

As at the date of this notice, the executive directors of the Company are Mr. Wu Yong, Mr. Hu Lingling and Mr. Luo Qing; the non-executive directors of the Company are Mr. Sun Jing, Mr. Yu Zhiming and Mr. Chen Jianping; and the independent non-executive directors of the Company are Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting.

— EGM-2 —